SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 15)

AGEX THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00848H108

(CUSIP number)

David Ellam

c/o Juvenescence Limited

18 Athol Street

Douglas

Isle of Man IM1 1JA

+441624639393

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Juvenescence Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 48,871,797[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 48,871,797[1]
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,871,797[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 69.5%
14.	TYPE OF REPORTING PERSON CO

1 Comprised of (i) 16,447,500 shares of Common Stock held directly, (ii) 150,000 shares of Common Stock that may be acquired on exercise of the Warrant issued in August 2019 under the Loan Agreement, (iii) 3,670,663 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the New Facility, (iv) 5,230,768 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the Secured Note, (iv) 11,570,726 shares of Common Stock that may be issued upon conversion of outstanding amounts under the New Facility at the closing price of the Common Stock on February 14, 2022 and (v) 11,802,140 shares of Common Stock that may be issued upon conversion of outstanding amounts under the Secured Note at the closing price of the Common Stock on February 14, 2022 (capitalized terms are defined below).

SCHEDULE 13D

This amendment (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D filed with the Securities and Exchange Commission on August 16, 2019 (as amended by Amendment No. 1 filed April 6, 2020, Amendment No. 2 filed July 31, 2020, Amendment No. 3 filed October 7, 2020, Amendment No. 4 filed November 11, 2020, Amendment No. 5 filed January 12, 2021, Amendment No. 6 filed February 9, 2021, Amendment No. 7 filed February 17, 2021, Amendment No. 8 filed May 11, 2021, Amendment No. 9 filed May 11, 2021, Amendment No. 10 filed September 14, 2021, Amendment No. 11 filed November 2, 2021, Amendment No. 12 filed November 18, 2021, Amendment No. 13 filed December 13, 2021 and Amendment No. 14 filed February 14, 2022, the “Original Statement”). The Original Statement, as amended by this Amendment (the “Statement”) is filed on behalf of Juvenescence Limited, an Isle of Man company (the “Reporting Person”), and relates to the shares of Common Stock of AgeX Therapeutics, Inc., par value $0.0001 per share (the “Common Stock”).

Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety to read as follows:

(a)       The Reporting Person beneficially owns an aggregate of 48,871,797 shares of Common Stock, representing (i) 16,447,500 shares of Common Stock held directly, (ii) 150,000 shares of Common Stock that may be acquired on exercise of the Warrant issued in August 2019 under the Loan Agreement (as defined below), (iii) 3,362,098 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the New Facility (as defined below), (iv) 5,230,768 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the Secured Note (as defined below), (v) 11,570,726 shares of Common Stock that may be issued upon conversion of outstanding amounts under the New Facility at the closing price of the Common Stock on February 14, 2022 and (vi) 11,802,140 shares of Common Stock that may be issued upon conversion of outstanding amounts under the Secured Note at the closing price of the Common Stock on February 14, 2022. This aggregate amount represents approximately 69.5% of the Issuer’s outstanding common stock, based upon 37,939,176 shares outstanding as of November 15, 2021, as reported on the Issuer’s Proxy Statement filed on Schedule 14A on November 24, 2021, and giving effect to the exercise of the Warrants and conversion of amounts outstanding under the Secured Note, New Facility and the Loan Agreement (and assuming the Amendment Caps do not apply). As a result of its relationship with a director of the Issuer, the Reporting Person has acknowledged and been recognized as a director by deputization of the Issuer.

(b)       The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).

(c)       Except for the information set forth in Item 6, which is incorporated by reference into this Item 5(c), the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby supplemented as follows:

On February 14, 2022, the Issuer and the Reporting Person entered into a Secured Convertible Promissory Note (the “Secured Note”) pursuant to which the Reporting Person has agreed to provide Issuer a $13,160,000 line of credit for a period of 12 months. The Issuer drew an initial $8,160,000 of the line of credit and used $7,160,000 to pay the outstanding principal and other amounts due as loan origination fees under the Loan Agreement. The remaining $5 million of the line of credit may be drawn down from time to time over the next 12 months subject to the Reporting Person’s discretion to approve each loan draw. The Issuer may not draw more than $1 million in any subsequent single draw. The outstanding principal balance of the Secured Note will become due and payable on February 14, 2024 (the “Repayment Date”).

In lieu of accrued interest, the Issuer will pay the Reporting Person an Origination Fee in an amount equal to 4% of the amount each draw of loan funds, which will accrue as each draw is funded, and an additional 4% of all the total amount of funds drawn that will accrue following the end of the 12 month period during which funds may be drawn from the line of credit. The Origination Fee will become due and payable on the Repayment Date or in a pro rata amount with any prepayment of in whole or in part of the outstanding principal balance of the Secured Note.

Amounts outstanding under the Secured Note may be repaid by the Issuer prior to the maturity date. In the event the Issuer consummates a qualified equity offering (resulting in proceeds to the Issuer of at least $10,000,000), the Issuer may elect to convert amounts outstanding under the Secured Note into Common Stock at the price at which shares are sold to third party investors, subject to certain conditions outlined in the Secured Note. Upon such a qualified financing, the availability period for loans under the Secured Note will terminate. In the event the Issuer elects not to convert amounts outstanding into shares upon a qualified financing, the Reporting Person may elect to convert outstanding amounts into shares at the repayment date of the Secured Note, in lieu of cash, at the price paid by investors in the qualified financing transaction. In addition, the Reporting Person may convert outstanding amounts into shares of Common Stock at the market price of the Common Stock (determined by reference to the closing price immediately prior to delivery of a conversion notice) at any time. In each case, the number of shares that may be issued upon conversion will not exceed 19.9% of the shares of Common Stock outstanding, to the extent stock exchange listing rules require, unless shareholder approval is obtained.

Upon each advance under the Secured Note, the Issuer will also issue to the Reporting Person warrants under a Warrant Agreement entered into between the parties on February 14, 2022 (the “2022 Warrant Agreement”). The exercise price of each warrant will be the last closing price per share of Common Stock on the NYSE American, or such other exchange on which the Common Stock may be listed, prior to the delivery of the applicable drawdown notice. The warrants will represent a right to purchase a number of shares of Common Stock equal to 50% of the quotient of (a) the amount of the applicable advance, divided by (b) the exercise price. Each warrant will expire three years from the date of its issuance. The issuance of the initial Warrant under the Secured Note, for 5,230,768 shares of Common Stock at an exercise price of $0.78, is subject to the Company completing an additional listing application with the NYSE American. The warrants issued pursuant to the Secured Note and the 2022 Warrant Agreement, together with the warrants previously issued under the Loan Agreement and the New Facility, are referred to in this Schedule as the “Warrants”.

In connection with the entry into the Secured Note and the 2022 Warrant Agreement, the parties also entered into an amendment to the Registration Rights Agreement providing that the shares of Common Stock issuable upon exercise of Warrants issued under the 2022 Warrant Agreement will be entitled to registration rights under the terms and conditions of that agreement.

Item 7.	Material to be Filed as Exhibits.

The Exhibit Index is incorporated by reference into this Item 7.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: February 22, 2022

JUVENESCENCE LIMITED

By:	/s/ Gregory H. Bailey
Name:	Gregory H. Bailey
Title:	President